UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 10 July 2026, London UK

GSK's licensor Hansoh Pharma announces positive phase III results for Ris-Rez in China patient population

●       ARTEMIS-008, a phase III study conducted for China, met its primary endpoint of overall survival in advanced or relapsed small-cell lung cancer
●       First positive phase III overall survival data for a B7-H3-targeted ADC in any tumour type
●       GSK is advancing risvutatug rezetecan outside China across multiple tumour types, including lung cancer, prostate cancer and other solid tumours

GSK plc (LSE/NYSE: GSK) licensor Hansoh Pharmaceutical Group Co., Ltd. today announced that ARTEMIS-008, its pivotal phase III trial evaluating risvutatug rezetecan (Ris-Rez) in patients with advanced or relapsed small-cell lung cancer (SCLC), met its primary endpoint of overall survival (OS). In the trial, conducted in patients in China, Ris-Rez demonstrated statistically significant and clinically meaningful improvements in OS compared with the standard of care, topotecan. Consistent benefit was also observed across key secondary endpoints, including progression-free survival. These data will be used by Hansoh Pharma for regulatory submission in China.

These are the first positive phase III overall survival data reported for a B7-H3-targeted antibody-drug conjugate (ADC) in any tumour type. The safety profile is consistent with prior Ris-Rez findings, and no new safety signals were identified.

GSK holds exclusive global rights to develop Ris-Rez outside mainland China, Hong Kong, Macau and Taiwan. GSK's broad clinical development programme includes studies in lung cancer, prostate cancer and other solid tumours, including the global phase III EMBOLD SCLC-301 trial in relapsed extensive-stage small-cell lung cancer (ES-SCLC) with pivotal data expected next year.

Hesham Abdullah, Senior Vice President, Global Head Oncology, R&D, GSK said: "These results are an important milestone as the first positive phase III overall survival data for a B7-H3-targeted ADC in any tumour type. Together, with other data generated to date, they further support the potential of B7-H3 as a promising target across lung cancer and other solid tumours and reinforce our continued development of Ris-Rez to improve standard of care in areas of high unmet need."

Most patients with ES-SCLC relapse after initial therapy and have limited treatment options, poor prognosis and significant treatment burden.1 B7-H3 is highly expressed in SCLC tumours2,3 and the positive results from ARTEMIS-008 add to the growing body of evidence supporting the encouraging clinical activity and manageable safety profile of Ris-Rez in patients with ES-SCLC.

About risvutatug rezetecan
Ris-Rez is a novel investigational B7-H3-targeted ADC composed of a fully human anti-B7-H3 monoclonal antibody covalently linked to a topoisomerase inhibitor payload. GSK acquired exclusive worldwide rights (excluding China's mainland, Hong Kong, Macau, and Taiwan) from Hansoh Pharma to progress clinical development and commercialisation of Ris-Rez.

Regulatory designations received for Ris-Rez to date include orphan drug designations from the US Food and Drug Administration (FDA) and Japan's Ministry of Health, Labour and Welfare in SCLC and the European Medicines Agency (EMA) in a category of cancer that includes SCLC, called pulmonary neuroendocrine carcinoma; Priority Medicines (PRIME) Designation from the EMA for relapsed or refractory ES-SCLC; and Breakthrough Therapy Designations for relapsed or refractory ES-SCLC and relapsed or refractory osteosarcoma from the US FDA.4,5,6,7,8,9,10

GSK in oncology
Our ambition in oncology is to help increase overall quality of life, maximise survival and change the course of disease, expanding from our current focus on blood and gynaecologic cancers into lung and gastrointestinal cancers, as well as other solid tumours. This includes accelerating priority programmes such as antibody-drug conjugates targeting B7-H3 and B7-H4, and velzatinib, a highly selective KIT tyrosine kinase inhibitor.

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at www.gsk.com.

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Madison Goring	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Alison Hunt	+1 540 742 3391	(Washington DC)

Investor Relations:	Constantin Fest	+44 (0) 7831 826525	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Sam Piper	+44 (0) 7824 525779	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 3126	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the "Risk Factors" section in GSK's Annual Report on Form 20-F for 2025, and GSK's Q1 Results for 2026.

Registered in England & Wales:
No. 3888792

Registered Office:
79 New Oxford Street
London
WC1A 1DG

References
1. G. Mountzios, et al. Tarlatamab in small-cell lung cancer after platinum-based chemotherapy. N Engl J Med, 393 (2025), pp. 349-361. DOI: 10.1056/NEJMoa2502099.
2. A.A. Getu, A. Tigabu, M. Zhou, J. Lu, Ø. Fodstad, M. Tan. New frontiers in immune checkpoint B7-H3 (CD276) research and drug development. Mol. Cancer, 22 (2023), p. 43, 10.1186/s12943-023-01751-9.
3. M. Altan, V. Pelekanou, K.A. Schalper, M. Toki, P. Gaule, K. Syrigos, R.S. Herbst, D.L. Rimm. B7-H3 Expression in NSCLC and Its Association with B7-H4, PD-L1 and Tumor-Infiltrating Lymphocytes. Clin. Cancer Res., 23 (2017), pp. 5202-5209, 10.1158/1078-0432.Ccr-16-3107.
4. GSK. GSK receives US FDA Breakthrough Therapy Designation for its B7-H3-targeted antibody-drug conjugate in relapsed or refractory extensive-stage small-cell lung cancer. Available at: https://www.gsk.com/en-gb/media/press-releases/gsk-receives-us-fda-breakthrough-therapy-designation/.
5. GSK. GSK's B7-H3-targeted antibody-drug conjugate, risvutatug rezetecan, granted Orphan Drug Designation for small-cell lung cancer in Japan. Available at: https://www.gsk.com/en-gb/media/press-releases/gsk-s-b7-h3-targeted-antibody-drug-conjugate-risvutatug-rezetecan-granted-orphan-drug-designation-for-small-cell-lung-cancer-in-japan/.
6. GSK. GSK's B7-H3-targeted antibody-drug conjugate, GSK'227, receives EMA Priority Medicines (PRIME) Designation in relapsed extensive-stage small-cell lung cancer. Available at: https://www.gsk.com/en-gb/media/press-releases/b7-h3-targeted-antibody-drug-conjugate-receives-ema-priority-medicines-designation-in-relapsed-extensive-stage-small-cell-lung-cancer/.
7. GSK. GSK's B7-H3-targeted antibody-drug conjugate, GSK'227, receives Orphan Drug Designation in the EU. Available at: https://www.gsk.com/en-gb/media/press-releases/gsk-s-b7-h3-targeted-antibody-drug-conjugate-gsk-227-receives-orphan-drug-designation-in-the-eu/.
8. GSK. GSK's B7-H3-targeted antibody-drug conjugate, GSK'227, receives EMA Priority Medicines (PRIME) Designation in relapsed extensive-stage small-cell lung cancer. Available at: https://www.gsk.com/en-gb/media/press-releases/b7-h3-targeted-antibody-drug-conjugate-receives-ema-priority-medicines-designation-in-relapsed-extensive-stage-small-cell-lung-cancer/.
9. GSK. GSK receives US FDA Breakthrough Therapy Designation for its B7-H3-targeted antibody-drug conjugate in relapsed or refractory extensive-stage small-cell lung cancer. Available at: https://www.gsk.com/en-gb/media/press-releases/gsk-receives-us-fda-breakthrough-therapy-designation/.
10. GSK. GSK's B7-H3-targeted antibody-drug conjugate, GSK'227, receives US FDA Breakthrough Therapy Designation in late-line relapsed or refractory osteosarcoma. Available at: https://www.gsk.com/en-gb/media/press-releases/gsk-b7-h3-targeted-antibody-drug-conjugate-gsk227-receives-us-fda-breakthrough-therapy-designation-in-late-line-relapsed-or-refractory-osteosarcoma/.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: July 10, 2026

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc